FORM 3

	U.S. SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549
	INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

1.	Name and Address of Reporting Person

	Astoria Capital Partners, L.P.
	6600 SW Ninety-Second Avenue, Ste. 370
	Portland, Oregon 97223
	(503) 244-1956 (Phone)
	(503) 244-3801 (Fax)

Date of Event Requiring Statement (Month/Day/Year)

	February 24, 1999

IRS or Social Security Number of Reporting Person (Voluntary)

	94-3160631

Issuer Name and Ticker or Trading Symbol

	Balanced Care Corporation

Relationship of Reporting Person to Issuer (Check all applicable)

 [ ] Director                 [X] 10% Owner
 [ ] Officer (give	          [ ] Other (specify below)
              title below)

If Amendment, Date of Original (Month/Year)


Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person
[ ] Form filed by More than One Reporting Person


	Table 1 -- Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)

		Common Stock, $.001 par value

2.	Amount of Securities Beneficially Owned (Instr. 4)

		1,773,600

3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

		D

4.	Nature of Indirect Beneficial Ownership (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. If this form is filed by more than one reporting person, see
Instruction 5(b)(v).




Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)



2.	Date Exercisable and Expiration Date (Month/Day/Year)




3.	Title and Amount of Securities Underlying Derivative
Security (Instr. 4)




4.	Conversion or Exercise Price of Derivative Security




5.	Ownership Form of Derivative Security: Direct (D) or
Indirect (i) (Instr. 5)




Nature of Indirect Beneficial Ownership (Instr. 5)



Explanation of Responses:

ASTORIA CAPITAL PARTNERS, L.P.


/s/ Richard W. Koe					February 26, 1999
______________________________		___________________
Richard W. Koe						Date
General Partner of
Astoria Capital Partners, L.P.


   **Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. I001 and 15 U.S.C.
78ff(a).

   Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.